UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2023

Commission File Number: 001-38631

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

22F, Block B, Xinhua Technology Building,

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China 100016

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Closing of the Private Placement

As disclosed in Glory Star New Media Group Holdings Limited’s (the “Company”) Form 6-K filed with the Securities and Exchange Commission on August 16, 2023, the Company entered into a Share Subscription Agreement (the “Subscription Agreement”) with two (2) accredited investors (the “Investors”), pursuant to which the Company agreed to issue and sell to the Investors and the Investors agreed to purchase from the Company, an aggregate of 8,064,516 ordinary shares of the Company, par value $0.0001 (the “Shares”), at a price per share of $2.48 (the “Purchase Price”) for an aggregate gross proceeds of $20,000,000 (the “Private Placement”). The Private Placement was made in reliance on an exemption for private offerings pursuant to Regulation S under the Securities Act of 1933, as amended.

The Private Placement closed on September 5, 2023. The Company intends to use the net proceeds from the Private Placement for working capital and general corporate purposes.

On September 5, 2023, the Company issued a press release announcing the closing of the Private Placement. A copy of the press release regarding the transaction is attached hereto as Exhibit 99.1.

This report shall be deemed to be incorporated by reference in the registration statements on Form S-8 (File No. 333-237788) and on Form F-3 (File No. 333-248554), each as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed.

Exhibit	Exhibit Description
99.1	Press Release dated September 5, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Glory Star New Media Group Holdings Limited

	By:	/s/ Bing Zhang
	Name:	Bing Zhang
	Title:	Chief Executive Officer

Dated: September 5, 2023

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